August 28, 2007	News Release 07-16

SILVER STANDARD UPDATES PITARRILLA DRILLING IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report two drill holes of interest in ongoing diamond drilling at the wholly-owned Pitarrilla silver-base metal project in Durango, Mexico. The two vertical holes were collared in the 600 meter by 350 meter Breccia Ridge Zone.

Hole PD-226 was collared 100 meters west of PD-152 (see news release dated August 15, 2006 at www.silverstandard.com). PD-226 intersected 725.1 feet averaging 3.6 ounces of silver per ton (221.0 meters averaging 124.6 grams of silver per tonne), 1.19% zinc and 0.84% lead, and included 35.1 feet averaging 20.8 ounces of silver per ton (10.7 meters averaging 712.4 grams of silver per tonne), 5.34% zinc, 6.08% lead and 4.43% copper. This latter interval corresponds to PD-152’s 51.5 feet averaging 49.8 ounces of silver per ton (15.7 meters averaging 1,706.1 grams of silver), 6.92% zinc, 6.00% lead and 5.57% copper within a longer intercept of 534.8 feet of 6.7 ounces of silver ton (163.0 meters of 230.1 grams of silver per tonne).

These high-grade intersections illustrate the tenor of mineralization that will be accessed by Silver Standard’s US$12.5 million underground exploration and tunneling program expected to commence in the fourth quarter of 2007.

The second hole of interest is PD-221, a hole drilled 240 meters to the north of PD-152 at the northern perimeter of the Breccia Ridge Zone.  PD-221 intersected 1,676.2 feet averaging 3.1 ounces of silver per ton (510.9 meters averaging 105.2 grams of silver per tonne), 1.20% zinc and 0.53% lead. Within the intersection is an interval of 40.0 feet averaging 19.8 ounces of silver per ton (12.2 meters averaging 680.5 grams of silver), 3.83% zinc and 2.86% lead. Hole PD-221 is a step-out hole on the northeast edge of the zone and demonstrates the strength of the mineralized system at Pitarrilla that is currently being tested by six drills now turning onsite. For additional information, see “Notes” following the table summary that follows.

In the most recent resource update for Pitarrilla that was released on April 10, 2007, measured and indicated silver resources totaled 350.5 million ounces and inferred resources totaled 193.6 million ounces. The next resource update is anticipated in the fourth quarter of 2007. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

In addition to the six drills at Pitarrilla, Silver Standard has two drills working at the Snowfield project in northern British Columbia, two drills at the San Luis joint venture in Peru, two drills at Diablillos in Argentina, and one more at Pirquitas. Significant results from all programs will be released as received.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Selected Pitarrilla Intervals - August 2007
Hole No.	Collar Location	From (meters)	To (meters)	Interval (meters)	Silver Grade(g/t)	Zinc (%)	Lead (%)	Copper (%)	Interval (feet)	Silver Grade (oz./ton)
PD-221	503956E	289.2	800.1	510.9	105.2	1.20	0.53	-	1,676.2	3.1
	2811370N	624.8	696.0	71.2	281.6	1.72	1.30	-	233.6	8.2
	incl.	683.8	696.0	12.2	680.5	3.83	2.86	-	40.0	19.8
PD-226	503911E	200.2	421.2	221.0	124.6	1.19	0.84		725.1	3.6
	2811103N	404.4	415.1	10.7	712.4	5.34	6.08	4.43	35.1	20.8
		516.3	581.3	65.0	162.6	1.87	1.21	-	213.3	4.7
	incl.	520.3	542.2	21.9	315.6	3.33	2.13	-	71.9	9.2
PD-152*	2811370N	251.5	414.5	163.0	230.1	-	-	-	534.8	6.7
	2811155N	399.8	410.0	10.2	2,416.7	8.62	8.84	7.73	33.5	70.5
	incl.	399.8	403.5	3.7	2,615.8	8.21	1.84	14.06	12.3	76.3
	and	405.6	410.0	4.4	2,983.9	11.34	18.58	4.02	14.4	87.0

Notes to table: All holes vertical. True thickness to be determined. PD-152 was previously reported on August 15, 2006. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and in Vancouver, B.C. (analysis). All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

SSRI-PT